Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

September 19, 2019

Re:	Monogram Orthopaedics, Inc.
Offering Statement on Form 1-A
File No. 024-10973

Dear Ms. Ravitz:

On behalf of Monogram Orthopaedics, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Friday, September 20, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Benjamin Sexson

Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.